Exhibit 15.5

Level 3 62 Worcester Boulevard P.O. Box 1739 Christchurch 8140 New Zealand	Telephone +64 (3) 363 5600 Fax +64 (3) 363 5629 Internet www.kpmg.com/nz

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PGG Wrightson Limited.

We consent to the incorporation by reference in the registration statement (No. 333-153058) on Form S-8 of Agria Corporation of our report dated 20 December 2011, with respect to the consolidated statement of financial position of PGG Wrightson Limited and subsidiaries as of 30 June 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended 30 June 2011 and 2010, which report appears in Amendment 1 to the December 31, 2010 annual report on Form 20-F of Agria Corporation.

Our report contains an explanatory paragraph that states the carrying value of goodwill at 30 June 2011 is $325.4 million, which represents over 50% of the PGG Wrightson Limited’s consolidated total net equity. Management has evaluated goodwill for impairment by determining the value in use of each cash generating unit, which is based on their respective net present values of future cash flows.  There is a reasonable possibility that future events or circumstances could occur that would cause a change in one or more key assumptions used in determining value in use, and therefore may result in management determining that PGG Wrightson Limited’s ability to recover the carrying value of goodwill is impaired.

/s/ KPMG

KPMG

Christchurch, New Zealand

20 December 2011